National Bank of Greece S.A.

Mr. Kevin W. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549- 0408

United States of America

Your ref.	Date:
File No. 001-14960	September 18, 2009

Re: Report on Form 20-F for Fiscal Year Ended December 31, 2008 – Letter from the Securities and Exchange Commission (the “Commission”) to National Bank of Greece S.A. (the “Bank”), dated September 10, 2009.

Dear Mr. Vaughn,

Thank you for your comment letter dated September 10, 2009 pertaining to the Bank’s Report on Form 20-F for the fiscal year ended December 31, 2008.  According to the letter, the Commission would like to receive our response to the comments, or an indication of when the Bank can provide a response, within ten business days of September 10, 2009.

We have started drafting our response to the comments.  An extension is needed in order for us to finalize the review of our responses with our Independent Auditors and legal advisors.  We therefore request from the Commission an extension of the time for our response by an additional ten business days, until October 8, 2009.

Yours sincerely,

Anthimos Thomopoulos

Chief Financial Officer